CREATOR FILMS
2020 Report

Dear investors,

The past year has been full of surprises. The massive disruption caused by Covid helped us in some ways and hurt us in others.

The lack of content being released allowed us to position our film About Hope for a theatrical release. We were in the box office top 20 and had a 5 week run in theaters across the country.

It also created difficulties for any physical production to take place because of restrictions posed by the state of California. We pivoted and launched a new division and a new direction for the company. We now have 3 children's programs in development and have raised funds to produce a pilot episode for, "The Adventures of Steebie Dee."

This is one of our 3 projects being developed under Creator Kids and we are very excited about the progress that has been made.

We have also completed our next feature film, a holiday film called "Christmas in Kalispell." This is an exciting project that we have developed in partnership with our theatrical distributor for "About Hope" and are targeting production for 1st quarter of 2023.

This year has been a challenge for everyone. However we have found that the difficulties have caused us to rethink our approach and improve our business model. We have broadened our scope to reach more people, more often. We have refocused our efforts on short form content to help build our audience around content rather than vision. We are at a critical moment as we will be launching many products this year. Currently our feature film is doing well and our weekly comic is gaining traction. We have much more planned for the next few months.

Last year was a storm, but we had peace because of our faith. The storm has changed our course but we have found this new direction is better than we could have expected.

We need your help!

We continue to push content out on social media to build our brand and gain recognition. As we develop new projects this year investor and consumer interaction will be critical. We have wonderful children's content in development and will be seeking funding for those projects in the coming year. We are always looking for more people to join the community of investors and help us bring these concepts to life.

Sincerely,

Cynthia Mitchell
CEO

Tim "Doc" Marranville
Board Member

Brad Pettijohn

Founder / President

Michael Klein

CFO

Cynthia Monroe

Director

Vicky Dawson

Actress

David D. Dietrich

Founder / President

Our Mission

As an audience owned, faith based movie studio, we hope to be part of the new standard in faith based film production --meeting the demands for faith based entertainment by those in the church; and bridging the gap to those who desire high quality family friendly programming outside the church.

See our full profile

 

How did we do this year?



Report Card

B+

The Good

Development of new projects has been very positive.

A theatrical distribution for our first feature film was a wonderful and unexpected surprise.

Launch of our new division Creator Kids.

The Bad

Marketing partnerships with Chamber Media did not perform as expected

Covid restrictions have delayed production of live action projects.

That's it.

2020 At a Glance

January 1 to December 31



$6,245

Revenue



-$12,206

Net Loss



$17,573

Short Term Debt



$0

Raised in 2021



$33,561

Cash on Hand
As of 03/ 8/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We produce faith-infused movies, TV shows, and media.

As an audience owned, faith based movie studio, we hope to be part of the new standard in faith based film production --meeting the demands for faith based entertainment by those in the church; and bridging the gap to those who desire high quality family friendly programming outside the church.

Milestones

Creator Films Inc was incorporated in the State of Delaware in November 2019.

Since then, we have:

- About Hope (our first feature film) opened in the box office top 20 and is currently available on Amazon Prime.
- Invest in a company, not a single project. Next film is in development along with 2 children shows.
- Distribution partners: Glass House Distribution, Vision Films, Nova Vento Entertainment, and more.
- Our productions are efficient and community supported which keeps our costs down. (1/4 the cost compared to average independent film)
- More than a stockholder, you have an insiders seat as part of the process from the pitch, to production and through distribution.
- Our projects are infused with faith. They bring a message of hope, truth, & redemption to the world.
- Faith Market is a growing segment and has great potential for crossover to a wider audience.

Historical Results of Operations

Our company was organized in November 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $6,245 compared to the year ended December 31, 2019, when the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $141,490, including $5,984 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $12,206 and net losses of $600 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $153,573 for the fiscal year ended December 31, 2020, and $600 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Creator Films Inc cash in hand is $33,561, as of March 2022. Over the last three months, revenues have averaged $9,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $6,500/month, for an average net margin of $2,500 per month. Our intent is to be profitable in 36 months.

There are no changes. Our expenses are still minimal and related to legal expenses for the startup of the company. Our monthly expenses are limited to web site and occasional legal fees for startup costs. In the event reserves are expired the founders will make additional funds available.

We have begun distribution of our first product and expect to see the beginnings of revenue from exhibition and sales. As a fresh startup we will be relying on funds raised to produce additional projects and market them to increase brand recognition and direct sales. The next 3-6 months will be spent investing in branding and marketing for our first product, "False Hopes" a romantic comedy.

We are not currently profitable. We anticipate that we will grow our revenue streams over the course of the next 3 years and achieve profitability by 2025. We will need to raise additional funding to produce the next series of projects. Total amount needed to fund those projects will be between $1-3 Million. Raising of funds will be done primarily through partnerships with distribution platforms and development partners. We will make additional offerings available through crowdfunding over the next 3 years as well.

We have some revenues beginning to come in from our first film and will be building revenue streams from our online presence and short animation projects. In addition to this we have partnered with other companies and non-profits to produce content in partnership with them. This allows us to build brand awareness while receiving revenues to cover production and operations.

We also have short term loans that have been made available.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -195%	Gross Margin: 100%	Return on Assets: -9%	Earnings per Share: -$43.28	Revenue per Employee: $3,123
	Cash to Assets: 4%	Revenue to Receivables: ~	Debt Ratio: 109%	

2020_Reviewed_Financial_Statements_FINAL_091421.pdf

Creator_Films_Inc_-_Reviewed_Financial_Statements_For_The_Period_Ending_December_31_2019.pdf

We ❤ Our
91 Investors

Thank You For Believing In Us

Michael Klein	Joshua Emerson	Tim Maranville	Brad Pettijohn	Richard Donna Stoddard ...	Patrick O'Brien Boling	Israel Ponce
Israel Ponce	Adam McCurdy	Angela Terrell Heath	Vicky Irvine	Isabel Hernandez	Cyndi L Monroe	Greg Blackfelner
Jim Clark	Janice Moore	Janice Moore	Cyndi L Monroe	August Russell	Mark Daniels	Eldon Shernaman
Randy Kojaku	Gerard Brown	Barbra Burgess	Richard Aragon	Loreene Orgoralini	Fountain Family	Paul Williams
J. Erick Cobb	James Marvin Owen	Theresa Layne	Rachel Freed	Tim Kressin	Marcelo & Valorie Tolopilo	Travis/ Nicole Koons
Kristen Adams	Matt Pieratt	Jacob Dietrich	Jennifer Nanuma	Linda Dietz	Doug Chang	Michael A Donofrio
Christine Zurbach	Karen A Robertson	Russ Fortier	Daniel And Erin Monroe	Ben Huter	Stanley Solak	Mark Daniels
Aaron Groben	Brian Bovee	Stephen H Quinn Jr	Larry Dietrich	Monika Long	Enos Smith	Scott C Weeber
Kevin M Buckett	Jeff Rightmire	Gary Trimble	David Stewart	Erich Alden	Christine Mann	Jeremy Heidtbrink
Paul Rangel	Lydia Figueroa	Maria Luisa PROVIDO	Rachael And Chris Bratene	Helen Dziedzickie	Jason Martin	Efren Sadie
Aaron Groben	Brian Bovee	Tyler Mannino	Karen A Robertson	Paul Williams	Tim Kressin	Monika Long
Christine Zurbach	Kelly Rector	Penny Guthrie	Marcelo & Valorie Tolopilo	Richard Aragon	Eldon Shernaman	Kristen Adams
Gerard Brown	Landen Goodnight	Vivian Cruz Nieves	Tracy Parker	Michael Quinn	Elric Templin	Manuel Alejandro Martine...

Thank You!

From the Creator Films Team



David D. Dietrich
Founder / President



Michael Klein
Treasurer/Secretary



Cyndi L Monroe
Board Member



Tim Maranville
Board Member

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Cynthia Mitchell	CEO @ Creator Films	2021
Vicky Dawson	Actress @ Self Employed	2021
Brad Pettijohn	Entrepreneur @ Self Employed	2020
Tim "Doc" Marranville	General Manager / Station Director @ KGGN 102.5 The Vine	2020
Mark Daniels	President / CEO @ Dacon Systems	2020
Cynthia Monroe	Arts Director @ CAT Corona	2020

Officers

OFFICER	TITLE	JOINED
Cynthia Mitchell	CEO	2021

| David D. Dietrich | CCO | | 2019 |
| Michael Klein | Secretary Treasurer | | 2020 |

Voting Power ⊙

HOLDER	SECURITIES HELD	VOTING POWER
David D. Dietrich	55,000 Common Stock	55.0%
Michael Klein	22,500 Common Stock	22.5%
Cynthia Monroe	22,500 Common Stock	22.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2020	$61,835		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Deo Volente Media LLC
Amount Invested	$600
Transaction type	Other
Issued	11/12/2019
Relationship	Common Management

Non-interest bearing note payable for current operational costs. No scheduled future maturity.

Name	Deo Volente Media, LLC
Amount Invested	$5,000
Transaction type	Loan
Issued	01/01/2020
Outstanding principal plus interest	$0 as of 04/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Common Management

The Company issued a promissory note in the amount of $5,000 to a related party ("Deo Volente Media, LLC"). The Note does not accrue interest and is payable at a future date to be determined by management. The company will use the funding from the note to cover current operational costs.

Name	False Hopes the Movie, LLC
Amount Invested	$0
Transaction type	Other
Issued	03/01/2020
Outstanding principal plus interest	$0 as of 04/2020
Interest	0.0 per annum
Relationship	Acquisition

Creator Films has negotiated to acquire "False Hopes the Movie" (a general partnership) in exchange for 123K shares of Common Stock to be distributed among the partners (and a share of revenue to be capped out at $150,000). Creator films has acquired all rights to "False Hopes" (a romantic comedy produced by the company) and assumed $10,000 in accounts payable. The debt has no interest or repayment timetables but will be paid when Creator Films is profitable.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	100,000	Yes
Preferred Stock	50,000,000	182,457	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Michael Klein is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

David D. Dietrich is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Faith based organizations have been targeted by lawsuits in the past based on their convictions. Though we do not have any intentions of being controversial in this manner there are risks when dealing with issues of faith that someone could bring a lawsuit against a project, contractor, employee, or other associated entity that could bring legal action against us creating additional expenses that would drain revenues and focus on production of projects.

Media distribution is a very competitive industry. We will need to choose projects that separate us from the pack and grab the consumers attention. If our projects do not expand past our niche of the Church it will be difficult to grow the company.

The world wide effects of the Covid 19 Pandemic are yet to be realized and could drastically change economies and film markets. The uncertainty that this presents could cause unforeseen trends that would make it difficult to compete for attention of viewers and marketshare.

Entertainment and media are consumer-driven businesses that require a large amount of marketing. The company will be dependent on future raises of capital needed to both produce films and market them. If future fundraising is not successful growth will be slower and it could keep the company from achieving profitability.

Community involvement is critical to the success of our business model. As investors and followers join our community we must keep their interest and enthusiasm If followers are not excited about our direction this will increase marketing costs and lower overall revenues.

Film and Television distribution is an established industry with a great deal of infrastructure in place. Much of our infrastructure will need to be built through partnerships with existing entertainment companies. Success will be dependent on continuing to build those relationships.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor®;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Creator Films Inc
- Delaware Corporation
- Organized November 2019
- 2 employees

30141 Antelope Rd Suite D #678
Menifee CA 92584

http://creatorfilms.com

Business Description

Refer to the Creator Films profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Creator Films has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.